January 3, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, NE Washington, D.C. 20549

Attn:	Claudia Rios and Kevin Dougherty

Re:	Inflection Point Acquisition Corp. II

USA Rare Earth, LLC

Registration Statement on Form S-4

Filed November 12, 2024

File No. 333-283181

Dear Ms. Rios / Mr. Dougherty:

On behalf of Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (“Inflection Point”), and USA Rare Earth, LLC, a Delaware corporation (the “USARE” and together with Inflection Point, the “Co-Registrants”), we are writing to submit Inflection Point’s and USARE’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 11, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on November 12, 2024 (the “Registration Statement”).

The Co-Registrants have filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Co-Registrants’ responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Co-Registrants’ response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission
January 3, 2025

Form S-4 filed November 12, 2024

Summary of the Proxy Statement/Prospectus

Business Combination Agreement Consideration, page 3

1.	You disclose that the Aggregate Earn-out Consideration may vest upon a transaction or series of transactions the result of which is a change in control, such as the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of New USARE. Please discuss if the aggregate number of shares of New USARE Common Stock that will be issuable upon conversion of the Series A Preferred Stock and Series A Preferred Investor Warrants that New USARE will issue in connection with the Business Combination may result in a change of control of the registrant, and accelerate the vesting of the Earn-out Consideration.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Series A Preferred Stock will have the right to vote on an as-converted to common stock basis taking into account any applicable anti-dilution or other downward adjustments. Therefore, the conversion of Series A Preferred Stock into New USARE Common Stock would not result in a change in voting power or a change of control of New USARE.

The Co-Registrants estimate that no more than 3,759,804 shares of New USARE Common Stock will be issuable upon exercise of Series A Preferred Investor Warrants, representing at most 4.3% - 4.5% dilution in the No Additional Redemptions and the Maximum Additional Redemptions scenarios, respectively. The anti-dilution and other downward adjustments applicable to the Series A Preferred Investor Warrants reduce the exercise price, but do not increase the number of shares of New USARE Common Stock that may be issued upon exercise of the Series A Preferred Investor Warrants and therefore do not have the effect of increasing the total voting control that may be obtained by exercise of the Series A Preferred Investor Warrants.

Related Agreements, page 4

2.	We note your disclosure of the Series A Preferred Stock Investment and the Class A Convertible Preferred Investment. Please disclose the use of proceeds raised through these transactions.

Response: In response to the Staff’s comment, the Co-Registrants have added disclosure related to the currently intended use of proceeds from the Class A Convertible Preferred Investment and the Series A Preferred Stock Investment on pages 6, 97, and 99 of Amendment No. 1.

Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination, page 11

3.	In terms of repayment of any outstanding working capital loan and advances that have been made to Inflection Point, please also disclose that pursuant to the Blitzer Class A SPA, USARE has issued 122,549 USARE Class A-2 Convertible Preferred Units and a USARE Class A Preferred Investor Warrant to purchase up to 31,250 USARE Class A Units in exchange for Mr. Blitzer’s promise to forgive, at Closing, the remaining 50% of the then-outstanding balance of the Convertible Promissory Note.

Response: In response to the Staff’s comment, the Co-Registrants have added disclosure relating to the Blitzer Class A SPA on pages 14, 31, and 117 of Amendment No. 1.

Registration Rights Agreement, page 92

4.	Please revise to quantify the number of shares subject to registration rights pursuant to the A&R Registration Rights Agreement.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 95 of Amendment No. 1 to clarify that they estimate that holders of an aggregate of 49,833,061 shares of New USARE Common Stock and 6,000,000 New USARE Warrants will be entitled to registration rights immediately following Closing.

Background of the Business Combination, page 97

5.	Please revise your disclosure to discuss USARE’s reasons for engaging in the business combination. Refer to Item 1605(b)(3).

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 113 of Amendment No. 1.

United States Securities and Exchange Commission
January 3, 2025

6.	Please disclose how you used the most comparable publicly traded company (MP Materials) and other metrics to compute an initial enterprise value range in your June 3, 2024 initial letter of intent, disclosing the financial analyses you used to form the initial enterprise value range considering that USARE has yet to commence commercial production. Please also discuss the financial analyses you based your increase in base valuation of $800 million and an additional five-year earn out of 10 million shares at $15 and $20 share price hurdles as communicated in an updated LOI on June 19, 2024.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 101, 103, and 109 of Amendment No. 1.

7.	Revise your Background section to disclose the negotiation of your arrangements whereby certain shareholders agreed to waive their redemption rights leading up to your November 18, 2024 Special Meeting.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 105 and 106 of Amendment No. 1.

8.	On August 19, 2024 you disclose that Paula Sutter, Erica Dorfman, and Samuel Sayegh of the Inflection Point audit committee had a morning meeting with a representative of White & Case and Kevin Shannon to review and discuss the related party transactions that would result from the pre-funded PIPE investment, and that the committee unanimously passed resolutions approving and recommending that the full Board approve the related party transactions contemplated by the Business Combination. Please elaborate on the negotiation of the arrangements for forgiveness of Convertible Promissory Note with Mr. Blitzer, and expand your disclosure about the pre-funded Pipe Financing, in terms of the negotiation/marketing processes, who selected the potential PIPE investors, and how were the terms of the PIPE transaction determined and the negotiation of the price paid by any PIPE investors. In this regard, we note disclosure on page 219 and elsewhere that on August 21, 2024, in connection with the signing of the Business Combination Agreement, the Company completed the Pre-Funding Pipe Financing pursuant to which USARE and certain investors, including certain funds related to Inflection Point and Mr. Blitzer entered into securities purchase agreements with the Company pursuant to which the Class A Convertible Preferred Unit Investors purchased (i) USARE Class A Convertible Preferred Units and (ii) USARE Class A Preferred Investor Warrants for an aggregate purchase price of approximately $25.5 million.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 101 and 104 of Amendment No. 1.

The Inflection Point Board’s Reasons for the Approval of the Business Combination, page 102

9.	Revise your disclosure to state whether or not a majority of the SPAC’s directors who are not employees of the SPAC have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) or Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have added the disclosure on page 111 of Amendment No. 1.

Class A Convertible Preferred Unit Investment and Series A Preferred Stock Commitment, page 105

10.	Please revise to discuss the reasons, structure and timing for the Class A Convertible Preferred Unit Investment and Series A Preferred Stock Commitment. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 110 of Amendment No. 1.

United States Securities and Exchange Commission
January 3, 2025

Projected Financial Information, page 115

11.	Please revise to disclose all material bases of the disclosed projections and all material assumptions underlying the projections, and any material factors that may affect such assumptions. The disclosure referred to in this section should include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. As part of your revisions, please also disclose any capital expenditures estimates shared with the Inflection Point Board, such as capital expenditures to start phase 1 or phase 2 production and sales in 2026 and 2027. In regards to phase 1, for example, you disclose on page 204 that initial commercial production would require “significant additional expenditures.” We also note disclosure on page 102 that the Inflection Point Board considered a review of USARE’s “historical financial investment and certain internal financial forecasts for the magnet factory including revenues, margin profiles, capital expenditures, cash flow and other relevant financial and operating metrics.” Refer to Item 1609(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 106 and 121 through 125 of Amendment No. 1.

12.	Disclose, if true, that you provided your projections to your Board of Directors and/or financial advisors for the purpose of rendering an opinion that materially relates to your business combination transaction.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 121 of Amendment No. 1 to specify that the Projections were provided to the board of directors of Inflection Point as part of their evaluation of the Business Combination, but not for the purpose of supporting any person in rendering an opinion that materially related to the Business Combination.

The Advisory Organizational Document Proposals, page 132

13.	We note that the Proposed Organizational Documents will have an exclusive forum provision providing that Delaware will be the exclusive forum for certain stockholder litigation and the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please disclose whether the exclusive forum provision applies to actions arising under the Exchange Act of 1934. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. In addition, please provide related risk factor disclosure describing the exclusive forum provision and its impact on shareholders.

Response: In response to the Staff’s comment, the Co-Registrants have revised the first and last two sentences of Article X.B of the Form of New USARE Certificate of Incorporation (attached as Annex C of Amendment No. 1) to clarify that the choice of forum in favor of courts in the State of Delaware does not apply to any complaint asserting a cause of action under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended. The Co-Registrants have also revised Article X.B of the Form of New USARE Certificate of Incorporation to clarify that with respect to any action arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, the federal district courts of the United States will have exclusive jurisdiction. The Co-Registrants have also revised the proxy statement/prospectus to have the disclosure be consistent with the above. See page 140 and “Risk Factors – The proposed New USARE Certificate of Incorporation will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders” on page 68.

United States Securities and Exchange Commission
January 3, 2025

U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New USARE Securities, page 146

14.	You disclose that whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets, but that White & Case LLP will deliver an opinion that the Domestication should qualify as an F Reorganization, which such opinion will be filed as Exhibit 8.1 to the registration statement. Please also provide a legal opinion with respect to the material tax consequences of the business combination to the respective securityholders of Inflection Point and USARE. If you intend to file a short-form opinion, please revise the related tax disclosure in your proxy statement/prospectus to clearly state that the tax consequences of the business combination to the respective securityholders of Inflection Point and USARE is the opinion of named counsel and clearly identify the opinions being rendered.

Response: In response to the Staff’s request that a legal opinion be provided addressing the material tax consequences of the business combination to the securityholders of Inflection Point and USARE, King & Spalding LLP intends to address, within its opinion to be filed as Exhibit 8.2, that the Business Combination should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Co-Registrants have revised the disclosure on pages xxiv, 67-68 and 171 of Amendment No. 1 accordingly. Inflection Point respectfully advises the Staff that the securityholders of Inflection Point are parties only to the Domestication and are not parties to the Merger. Accordingly, the opinion to be delivered by White & Case LLP (which such opinion will be filed as Exhibit 8.1) in respect of the U.S. federal income tax treatment of the Domestication as an F Reorganization addresses the material tax consequences of the Business Combination to the applicable securityholders of Inflection Point.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

15.	We note several adjustments that are preliminary and have not been finalized. For such adjustments please disclose:

●	A description of the information required, including, if material, the uncertainties affecting the pro forma financial information and the possible consequences of their resolution;

●	an indication of when the accounting is expected to be finalized; and,

●	other available information that will enable a reader to understand the magnitude of any potential adjustments to the measurements depicted.

Refer to Rule 11-02(a)(11)(ii)(B) of Regulation S-X.

Response: In response to the Staff’s comment, the Co-Registrants have finalized the previous preliminary adjustments and removed references to the preliminary adjustments in Amendment No. 1.

United States Securities and Exchange Commission
January 3, 2025

16.	We note on page F-55 that you have agreements to pay transaction bonuses of up to $3.2 million in the event of a change in control transaction or qualifying equity financing as defined. Please tell us whether the business combination transactions trigger the requirement to pay these transaction bonuses, and, if so, tell us where these transactions bonuses are presented in the pro forma financial statements.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Co-Registrants have revised footnotes (E) and (CC) on pages 188-189 and 190, respectively, and the disclosure on page F-92 of Amendment No. 1, to indicate that USARE has agreements in place to pay transaction bonuses of up to $3.2 million in the event of certain change in control transactions or qualifying equity offerings (as such terms are defined in the respective agreements), and the Co-Registrants’ determination as to whether and to what extent such transaction bonuses are triggered by the Business Combination.

Note 1. Basis of Presentation, page 178

17.	Given that you have identified USA Rare Earth, LLC as the accounting acquiror in a reverse merger business combination, the accounts of Inflection Point Acquisition Corp II should be assigned fair value upon acquisition to comply with FASB ASC 805-40-30-1, rather than historical cost, as you have indicated in the first paragraph on page 178. Please revise your transaction accounting adjustments and the associated description of the accounting to be applied to conform with this guidance.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the fourth paragraph on page 174 and the first paragraph on page 187 of Amendment No. 1 indicate that the Business Combination is being accounted for as a reverse recapitalization, rather than a reverse merger business combination. Accordingly, ASC 805-40-30-1 is not applicable, and the accounts of Inflection Point are measured on the basis of its net assets, which represents the net proceeds from a capital raise.

Note 2. Accounting Policies and Reclassifications, page 178

18.	We note your disclosure on page 178, indicating that you may identify differences in the accounting policies applied by the two entities that would have a material impact on the financial statement of the post-combination company, once you have completed your review. Please expand your disclosure to clarify whether you are uncertain about the accounting policies applied by the special purpose acquisition company, the accounting acquiror, or both.

Given that you have identified USA Rare Earth, LLC as the accounting acquiror, and considering the limited activity conducted by the special purpose acquisition company since its formation, further clarification is required; please identify the particular areas of accounting conducted by Inflection Point Acquisition Corp II that you have yet to evaluate so that investors may clearly understand the nature and extent of your uncertainty.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that they have now completed their assessment and have revised the disclosure on page 187 of Amendment No. 1 to indicate there are no differences in accounting policies which could have a material impact on the financial statements of the post-combination company.

United States Securities and Exchange Commission
January 3, 2025

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 179

19.	We note footnote (I) represents the estimated fair value of the earnout liability upon consummation of the Business Combination and that your valuation inputs resulted in the estimated fair value of $113.5 million. Please disclose an estimate of the range of outcomes for your earnout liability. If a range cannot be estimated, disclose that fact and the reasons why one cannot be estimated.

Response: In response to the Staff’s comment, the Co-Registrants have revised footnote (I) on page 189 of Amendment No. 1 to include an estimate of the range of outcomes for the earnout liability.

Conflicts of Interest, page 195

20.	We note your disclosure regarding the entities to which SPAC’s executive officers and directors currently have fiduciary duties or contractual obligations. Please revise to briefly describe the fiduciary duties of SPAC’s officer and directors to other entities to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 205 of Amendment No. 1.

Information about USARE

Business Plan

Stage I: Feedstock Relationships and Initial NdFeB Magnet Production, page 207

21.	You disclose a “Metal Sales and Tolling Framework Agreement” and a “Rare Earth Oxides Supply and Distribution Agreement” with two counterparties for the supply of raw material feedstock to USARE for use in the initial production of the Company’s NdFeB magnets. Please file such agreements as Exhibits or tell us why you do not believe these are required to be filed. See Item 610(b)(10) of Regulation S¬K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 218 of Amendment No. 1 and have filed as Exhibit 10.7 the Metal Sales and Tolling Framework Agreement. USARE respectfully advises the Staff that USARE believes the Rare Earth Oxides Supply and Distribution Agreement is not required to be filed under Item 601(b)(10) of Regulation S-K as the agreement was entered into in the ordinary course of business and USARE’s business is not “substantially dependent” on the agreement, and the Co-Registrants have revised the disclosure on page 218 of Amendment No. 1 to remove specific mention of the agreement.

United States Securities and Exchange Commission
January 3, 2025

Beneficial Ownership of Securities, page 243

22.	Please disclose all persons who have or share beneficial ownership over the securities post-business combination for your 5% beneficial owners. For example, disclose the person(s) who has or shares beneficial ownership over the securities held by the The DinSha Dynasty Trust. See Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 254-256 of Amendment No. 1.

Inflection Point Related Person Transactions, page 245

23.	Please describe any agreement, arrangement, or understanding, including any payments, between the SPAC sponsor and unaffiliated security holders of the special purpose acquisition company regarding the redemption of outstanding securities of the special purpose acquisition company. Refer to Item 1603(a)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 258 of Amendment No. 1.

Index to Financial Statements, page F-1

24.	Please update the financial statements and related information of USA Rare Earth LLC and Inflection Point Acquisition Corp. II as required by Rules 15-01(c) and 8-08 of Regulation S-X, respectively.

Response: In response to the Staff’s comment, the Co-Registrants have included in Amendment No. 1 the updated financial information, including the addition of the financial statements and the notes thereto as of and for the nine months ended September 30, 2024, and 2023 in compliance with Rules 15-01(c) and 8-08 of Regulation S-X, respectively.

USA Rare Earth, LLC

Report of Independent Registered Public Accounting Firm, page F-38

25.	We note that Horne LLP refers to the “auditing” standards of the PCAOB in their audit opinion. Please note that it is not appropriate to reference only the auditing standards of the PCAOB as this qualifying language may imply that the auditor did not adhere to the other standards of the PCAOB. Please have the auditor revise as their opinion as appropriate. Refer to Rule 15-01(a) of Regulation S-X.

Response: In response to the Staff’s comment, Horne LLP has revised their opinion as appropriate to address the Staff’s comment and the Co-Registrants have included the revised opinion on pages F-44 and F-45 of Amendment No. 1.

United States Securities and Exchange Commission
January 3, 2025

General

26.	Please provide a source for each of your market and industry statements throughout the proxy statement/prospectus. For instance, provide source information for your statements that “NdFeB magnets are one of the most powerful types of permanent magnets commercially available,” “As countries set aggressive targets for electric vehicle adoption in an effort to combat climate change, the demand for NdFeB magnets is expected to surge over the next decade,” and other similar claims.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 216 and 217 of Amendment No. 1.

27.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Co-Registrants have added a risk factor on pages 41 and 42 with regard to potential CFIUS review of the Business Combination or another initial business combination. The Co-Registrants further respectfully advises the Staff that Inflection Point Holdings II LLC (the “Sponsor”) is a Delaware limited liability company and is not controlled by non-U.S. persons. Michael Blitzer, the sole managing member of the Sponsor and Inflection Point’s Chairman and Chief Executive Officer, is a U.S. citizen.

28.	Please revise to address the results of your November 18, 2024 special meeting, as well to discuss the non-redemption agreements you entered into with various third parties before this meeting. Disclose any impact such non-redemption agreements prepayment amounts and maturity consideration will have on cash held in the trust account and/or your sources and uses for funding the Business Combination, and the ownership of New USARE and potential dilution for non-redeeming shareholders from the potential forward purchase transactions.

Response: In response to the Staff’s comment, the Co-Registrants have added the disclosure regarding the results of Inflection Point’s extraordinary meeting in lieu of an annual meeting of shareholders, held on November 18, 2024 (the “Extension Meeting”), on pages 1, 106, 193, and 208 of Amendment No. 1. The Co-Registrants have also added disclosure in connection with the non-redemption agreements Inflection Point entered into in connection with the Extension Meeting, including the impact on the Trust Account and ownership of New USARE, on pages 105, 106, 180, 192, 193, 208, and 258 of Amendment No. 1.

United States Securities and Exchange Commission
January 3, 2025

29.	We note an investor presentation filed as Exhibit 99.2 to your Form 8-K filed on August 22, 2024. In such presentation, you have disclosed estimates of mineralization including rare earth minerals and lithium on slide 12. Please revise to remove these estimates until you have resources or reserves prepared under the definitions and requirements of S-K 1300.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that Inflection Point intends to file a revised investor presentation in the coming weeks, which will not include estimates of resources or reserves.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP or Trevor G. Pinkerton at (713) 276-7329 of King & Spalding LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp. II
David Kronenfeld, USA Rare Earth, LLC
Trevor G. Pinkerton, Esq., King & Spalding LLP
Timothy P. FitzSimons, Esq., King & Spalding LLP